SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 10, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

10 March 2017

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGUALTION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 7 March 2017 and 9 March 2017 the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under the Smith & Nephew Global Share Plan 2010.

1.       FINAL VESTING ON 7 MARCH 2017 OF 2014 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2014. One third of the shares vested on 7 March 2015, a further third vested on 7 March 2016 and the final third vested on 7 March 2017. A minimum number of ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.  The number of shares acquired includes the dividend equivalent shares which participants receive on vested shares.

Name	Director/PDMR	Number of Ordinary Shares acquired	Number of Ordinary Shares sold at £12.22 per share	Shares Retained
Olivier Bohuon	Chief Executive Officer	21,569	10,160	11,409
Rodrigo Bianchi	PDMR	3,286	0	3,286
John Campo	PDMR	6,703	6,703	0
Bradley Cannon	PDMR	3,990	2,876	1,114
Michael Frazzette	PDMR	7,681	2,910	4,771
Elga Lohler	PDMR	3,000	2,155	845
Cyrille Petit	PDMR	6,298	2,970	3,328

2.         PARTIAL VESTING ON 9 MARCH 2017 OF 2015 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 9 March 2015. One third of the shares vested on 9 March 2016, a further third vested on 9 March 2017 and the final third will vest on 9 March 2018. A minimum number of ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.  The number of shares acquired includes the dividend equivalent shares which participants receive on vested shares.

Name	Director/PDMR	Number of Ordinary Shares acquired	Number of Ordinary Shares sold at £12.33 per share	Shares Retained
Olivier Bohuon	Chief Executive Officer	13,299	6,273	7,026
Rodrigo Bianchi	PDMR	8,180	0	8,180
John Campo	PDMR	5,613	5,613	0
Bradley Cannon	PDMR	3,675	2,570	1,105
Michael Frazzette	PDMR	7,076	2,681	4,395
Elga Lohler	PDMR	3,099	2,238	861
Cyrille Petit	PDMR	5,639	2,660	2,979
Glenn Warner	PDMR	3,372	1,053	2,319

3.       PARTIAL VESTING ON 7 MARCH 2017 OF 2016 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2016. One third of the shares vested on 7 March 2017, a further third will vest on 7 March 2018 and the final third will vest on 7 March 2019. A minimum number of ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.  The number of shares acquired includes the dividend equivalent shares which participants receive on vested shares.

Name	Director/PDMR	Number of Ordinary Shares acquired	Number of Ordinary Shares sold at £12.22 per share	Shares Retained
Olivier Bohuon	Chief Executive Officer	17,032	8,031	9,001
Rodrigo Bianchi	PDMR	7,561	0	7,561
John Campo	PDMR	6,604	6,604	0
Bradley Cannon	PDMR	3,930	2,510	1,420
Michael Frazzette	PDMR	8,944	3,388	5,556
Elga Lohler	PDMR	3,962	2,907	1,055
Cyrille Petit	PDMR	5,976	2,819	3,157
Matthew Stober	PDMR	5,976	1,641	4,335
Glenn Warner	PDMR	7,307	2,281	5,026

4.       VESTING ON 7 MARCH 2017 OF 2014 SMITH & NEPHEW GLOBAL SHARE PLAN (PERFORMANCE SHARE AWARDS):

The awards were granted under the Global Share Plan 2010 on 7 March 2014 and as announced on 13 February 2017, vested at 8% of maximum and settled on 7 March 2017. A minimum number of ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.  The number of shares acquired includes the dividend equivalent shares which participants receive on vested shares.

Name	Director/PDMR	Number of Ordinary Shares acquired	Number of Ordinary Shares sold at £12.22 per share	Shares Retained
Olivier Bohuon	Chief Executive Officer	15,131	7,135	7,996
Rodrigo Bianchi	PDMR	3,470	0	3,470
John Campo	PDMR	3,217	3,217	0
Bradley Cannon	PDMR	1,701	1,226	475
Michael Frazzette	PDMR	3,686	1,397	2,289
Elga Lohler	PDMR	1,150	827	323
Cyrille Petit	PDMR	3,022	1,426	1,596

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Olivier Bohuon
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 7 March 2014 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	21,569	£263,492.30
	Aggregated	£12.21625	21,569	£263,492.30

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	17,032	£208,067.17
	Aggregated	£12.21625	17,032	£208,067.17

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 7 March 2014		Price	Volume	Total
		£12.22	15,131	£184,844.08
	Aggregated	£12.21625	15,131	£184,844.08

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.33	13,299	£163,976.67
	Aggregated	£12.33	13,299	£163,976.67

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rodrigo Bianchi
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 7 March 2014 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	3,286	£40,142.60
	Aggregated	£12.21625	3,286	£40,142.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	7,561	£92,367.07
	Aggregated	£12.21625	7,561	£92,367.07

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 7 March 2014		Price	Volume	Total
		£12.22	3,470	£42,390.39
	Aggregated	£12.21625	3,470	£42,390.39

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.33	8,180	£100,859.40
	Aggregated	£12.33	8,180	£100,859.40

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Campo
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 7 March 2014 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	6,703	£81,885.52
	Aggregated	£12.21625	6,703	£81,885.52

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	6,604	£80,676.12
	Aggregated	£12.21625	6,604	£80,676.12

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 7 March 2014		Price	Volume	Total
		£12.22	3,217	£39,299.68
	Aggregated	£12.21625	3,217	£39,299.68

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.33	5,613	£69,208.29
	Aggregated	£12.33	5,613	£69,208.29

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bradley Cannon
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 7 March 2014 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	3,990	£48,742.84
	Aggregated	£12.21625	3,990	£48,742.84

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	3,930	£48,009.86
	Aggregated	£12.21625	3,930	£48,009.86

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 7 March 2014		Price	Volume	Total
		£12.22	1,701	£20,779.84
	Aggregated	£12.21625	1,701	£20,779.84

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.33	3,675	£45,312.75
	Aggregated	£12.33	3,675	£45,312.75

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Michael Frazzette
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 7 March 2014 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	7,681	£93,833.02
	Aggregated	£12.21625	7,681	£93,833.02

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	8,944	£109,262.14
	Aggregated	£12.21625	8,944	£109,262.14

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 7 March 2014		Price	Volume	Total
		£12.22	3,686	£45,029.10
	Aggregated	£12.21625	3,686	£45,029.10

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.33	7,076	£87,247.08
	Aggregated	£12.33	7,076	£87,247.08

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Elga Lohler
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 7 March 2014 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	3,000	£36,648.75
	Aggregated	£12.21625	3,000	£36,648.75

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	3,962	£48,400.78
	Aggregated	£12.21625	3,962	£48,400.78

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 7 March 2014		Price	Volume	Total
		£12.22	1,150	£14,048.69
	Aggregated	£12.21625	1,150	£14,048.69

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.33	3,099	£38,210.67
	Aggregated	£12.33	3,099	£38,210.67

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cyrille Petit
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Final vesting of Equity Incentive Awards granted on 7 March 2014 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	6,298	£76,937.94
	Aggregated	£12.21625	6,298	£76,937.94

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	5,976	£73,004.31
	Aggregated	£12.21625	5,976	£73,004.31

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Awards granted on 7 March 2014		Price	Volume	Total
		£12.22	3,022	£36,917.51
	Aggregated	£12.21625	3,022	£36,917.51

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.33	5,639	£69,528.87
	Aggregated	£12.33	5,639	£69,528.87

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Stober
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	5,976	£73,004.31
	Aggregated	£12.21625	5,976	£73,004.31

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Glenn Warner
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.22	7,307	£89,264.14
	Aggregated	£12.21625	7,307	£89,264.14

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 03 - 09	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 9 March 2015 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£12.33	3,372	£41,576.76
	Aggregated	£12.33	3,372	£41,576.76

Tony Llewellyn
Deputy Company Secretary
Smith & Nephew plc

Tel:  01923 477320

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 10, 2017

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary